Hycroft Mining Holding Corporation
4300 Water Canyon Road, Unit 1
Winnemucca, NV 89445
May 31, 2022
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Timothy S. Levenberg
Re: Hycroft Mining Holding Corporation
Registration Statement on Form S-1
File No. 333-264293
Dear Mr. Levenberg:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Hycroft Mining Holding Corporation respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on June 2, 2022, or as soon thereafter as practicable.
Please call David S. Stone of Neal, Gerber & Eisenberg LLP at (312) 269-8411 to provide notice of the effectiveness of the Registration Statement.
Very truly yours,
HYCROFT MINING HOLDING CORPORATION

By:	/s/ Diane R. Garrett
Name:	Diane R. Garrett
Title:	President and Chief Executive Officer

cc:	David S. Stone
Neal, Gerber & Eisenberg LLP